                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                    BOISE CASCADE OFFICE PRODUCTS CORPORATION
                            (Name of Subject Company)


                            BOISE CASCADE CORPORATION
                          BOISE ACQUISITION CORPORATION
                       (Name of filing persons, Offerors)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   097403 10 9
                      (CUSIP Number of Class of Securities)


                                JOHN W. HOLLERAN
                              SENIOR VICE PRESIDENT
                            BOISE CASCADE CORPORATION
                                   P.O. BOX 50
                              BOISE, ID 83728-0001
                                 (208) 384-6161
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:


                                MARGARET A. BROWN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                ONE BEACON STREET
                                BOSTON, MA 02108
                            TELEPHONE: (617) 573-4800
                            FACSIMILE: (617) 573-4822


                            CALCULATION OF FILING FEE

--------------------------------------------------------------- ------------------------------------------------------------

                    Transaction Valuation*                                         Amount of Filing Fee

--------------------------------------------------------------- ------------------------------------------------------------
--------------------------------------------------------------- ============================================================
                         $237,955,311                                                     $47,591
--------------------------------------------------------------- ============================================================

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*        Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 12,415,735 outstanding shares not owned by Boise Cascade Corporation at a purchase price of $16.50 per share. The transaction value also includes the offer price of $16.50 per share multiplied by the number of outstanding options, which is 2,005,798. The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934. As amended, equals 1/50th of one percent of the aggregate value of this transaction.

/_/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $                        Filing party:
Form or registration no.:  Schedule TO            Date filed:

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /      third-party tender offer subject to Rule 14d-1.
         /X/      issuer tender offer subject to Rule 13e-4.
         /X/      going-private transaction subject to Rule 13e-3.
         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: / /

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by Boise Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Boise Cascade Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Boise Cascade Office Products Corporation, a Delaware corporation ("BCOP"), which are not owned by Parent of any of Parent's subsidiaries, at $16.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

         The information in the Offer to Purchase, including all schedules and exhibits thereto, is hereby incorporated herein by reference in response to all of the items of this Statement, except as otherwise set forth below.

Item 3.  Identity and Background of Filing Person

         In partial response to Item 3, during the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 12.  Materials to be Filed as Exhibits

(a)(1)(A)         Offer to Purchase dated March 12, 2000.

(a)(1)(B)         Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)         Letter to Participants in the Employee Stock Purchase Plan.

(a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(1)(H)         Press Release dated March 13, 2000.

(a)(1)(I)         Press Release dated March 22, 2000.

(a)(2)            Solicitation/Recommendation Statement on Schedule 14D-9 of
                  BCOP.

(b) 1997 Revolving Credit Agreement Among Boise Cascade Corporation, Bank of America National Trust and Savings Association, Chase Manhattan Bank, National Westminster Bank, PLC, and the Financial Institutions Parties thereto, dated as of March 11, 1997, incorporated by reference from Exhibit 4.2 to Form 10-K filed on March 17, 1997.

(c)(1) Opinion of Credit Suisse First Boston Corporation to the Special Committee of the Board of Directors of BCOP, dated March 12, 2000 (included as Exhibit A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(2)            Materials presented by Credit Suisse First Boston
                  Corporation to the Special Committee of the Board of Directors of BCOP, dated March 10, 2000.

(c)(3) Materials presented by Goldman, Sachs & Co. to the Board of Directors of Boise Cascade Corporation, dated as of March 9, 2000.

(d)(1) Agreement and Plan of Merger, dated as of March 12, 2000, by and among Boise Cascade Corporation, Boise Cascade Office Products Corporation and Boise Acquisition Corporation (included as Exhibit B to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(d)(2) Shareholder Agreement dated as of April 1, 1995 between Boise Cascade Corporation and Boise Cascade Office Products Corporation.

(e)               Not applicable.

(f) Section 262 of the Delaware General Corporation Law (included as Exhibit C to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)               Not applicable.

(h)               Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                    BOISE CASCADE CORPORATION

                                    By: /s/ JOHN W. HOLLERAN
                                       --------------------------------
                                    Name:    John W. Holleran
                                    Title:   Senior Vice President

                                    BOISE ACQUISITION CORPORATION

                                    By: /s/ KAREN E. GOWLAND
                                       --------------------------------
                                    Name:    Karen E. Gowland
                                    Title:   Secretary

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT


(a)(1)(A)                  Offer to Purchase dated March 22, 2000.

(a)(1)(B)                  Letter of Transmittal.

(a)(1)(C)                  Notice of Guaranteed Delivery.

(a)(1)(D)                  Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.

(a)(1)(E)                  Letter to Clients for Use by Brokers, Dealers,
                           Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)                  Letter to Participants in the Employee Stock Purchase
                           Plan.

(a)(1)(G)                  Guidelines for Certification of Taxpayer
                           Identification Number on substitute  Form W-9.

(a)(1)(H)                  Press Release dated March 13, 2000.

(a)(1)(I)                  Press Release dated March 22, 2000.

(a)(2)                     Solicitation/Recommendation Statement on Schedule
                           14D-9 of BCOP.

(b)                        1997 Revolving Credit Agreement Among Boise Cascade
                           Corporation, Bank of America National Trust and
                           Savings Association, Chase Manhattan Bank, National
                           Westminster Bank, PLC, and the Financial Institutions
                           Parties thereto, dated as of March 11, 1997, incorporated by reference from Exhibit 4.2 to Form
                           10-K filed on March 17, 1997.

(c)(1) Opinion of Credit Suisse First Boston Corporation to the Special Committee of Directors of BCOP, dated
                           March 12, 2000 (included as Exhibit A to the Offer to
                           Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(2)                     Materials presented by Credit Suisse First Boston
                           Corporation to the Special Committee of the Board of Directors of BCOP, dated March 10, 2000.

(c)(3)                     Materials presented by Goldman, Sachs & Co. to the
                           Board of Directors of Boise Cascade Corporation, dated as of March 9, 2000.
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

(d)(1)                     Agreement and Plan of Merger, dated as of March 12,
                           2000, by and among Boise Cascade Corporation, Boise
                           Cascade Office Products Corporation and Boise
                           Acquisition Corporation (included as Exhibit B to the
                           Offer to Purchase filed herewith as Exhibit
                           (a)(1)(A)).

(d)(2) Shareholder Agreement dated as of April 1, 1995 between Boise Cascade Corporation and Boise Cascade
                           Office Products Corporation.

(e)                        Not applicable.

(f)                        Section 262 of the Delaware General Corporation Law
                           (included as Exhibit C to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)                        Not applicable.

(h)                        Not applicable.